                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4 )*


                       AMERICAN PRECISION INDUSTRIES INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $.66 2/3 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  #029069-10-1
           ---------------------------------------------------------
                                 (CUSIP Number)




    Stanley Weiss, Esq. 80 Main Street, West Orange, NJ 07052 (973-736-1815)
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 2, 1999
           ---------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         This Document contains 6 Pages.

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CUSIP NO. 029069-10-1 FOR COMMON       SCHEDULE 13D           PAGE 2 OF 6 PAGES
          -----------                                             --    -
             STOCK
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
------------------------------------------------------------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Inter Scan Holding Ltd.
------------------------------------------------------------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                               (a) [ ]
                                                                                                                           (b) [X]

------------------------------------------------------------------------------------------------------------------------------------
     3     SEC USE ONLY


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     4     SOURCE OF FUNDS*     BK

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     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]

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     6     CITIZENSHIP OR PLACE OF ORGANIZATION  Switzerland
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        NUMBER OF            7        SOLE VOTING POWER 1,236,337 shares (100%) of Series B Seven
                                      Percent (7%) Cumulative Convertible Preferred Stock
         SHARES                       convertible into 1,538,603 shares (17.4%) of Common Stock
                                      as directed by Issuer's Board of Directors through July 8,
                                      2000, and 260,000 shares (3.6%) of Common Stock

                           ---------------------------------------------------------------------------------------------------------
      BENEFICIALLY           8        SHARED VOTING POWER

        OWNED BY
                           ---------------------------------------------------------------------------------------------------------
          EACH               9        SOLE DISPOSITIVE POWER 1,236,337 shares (100%) of Series B
                                      Seven Percent (7%) Cumulative Convertible Preferred
        REPORTING                     Stock convertible into 1,538,603 shares (17.4%) of
                                      Common Stock, subject to the Issuer's right of first refusal through July 8, 2000, and 260,000 shares (3.6%) of Common Stock

                           ---------------------------------------------------------------------------------------------------------
         PERSON             10        SHARED DISPOSITIVE POWER

          WITH
------------------------------------------------------------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,236,337 shares of Series B Preferred Stock and 260,000
               shares of Common Stock

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    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                           [ ]

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    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% of the
               outstanding Series B Preferred Stock and 20.3% of Common
               Stock, assuming conversion of all Series B Preferred Stock

------------------------------------------------------------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*  CO

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

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

--------------------------------                              ------------------
CUSIP NO. 029069-10-1 FOR COMMON       SCHEDULE 13D           PAGE 3 OF 6 PAGES
          -----------                                             --    -
             STOCK
--------------------------------                              ------------------

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        1         NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Holger Hjelm as ultimate beneficial owner of all shares of Inter Scan
                  Holding Ltd.

------------------------------------------------------------------------------------------------------------------------------------
        2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                        (a) [ ]
                                                                                                                           (b) [X]

------------------------------------------------------------------------------------------------------------------------------------
        3         SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
        4         SOURCE OF FUNDS*     OO

------------------------------------------------------------------------------------------------------------------------------------
        5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                      [ ]

------------------------------------------------------------------------------------------------------------------------------------
        6         CITIZENSHIP OR PLACE OF ORGANIZATION  Sweden
------------------------------------------------------------------------------------------------------------------------------------
           NUMBER OF                    7        SOLE VOTING POWER 1,236,337 shares (100%) of Series B Seven
                                                 Percent (7%) Cumulative Convertible Preferred Stock
            SHARES                               convertible into 1,538,603 shares (17.4%) of Common Stock
                                                 as directed by Issuer's Board of Directors through July 8,
                                                 2000, and 260,000 shares (3.6%) of Common Stock plus options to acquire 2,966 shares of Common Stock

                           ---------------------------------------------------------------------------------------------------------
         BENEFICIALLY                   8        SHARED VOTING POWER

           OWNED BY
                           ---------------------------------------------------------------------------------------------------------
             EACH                       9        SOLE DISPOSITIVE POWER 1,236,337 shares (100%) of Series B
                                                 Seven Percent (7%) Cumulative Convertible Preferred
           REPORTING                             Stock convertible into 1,538,603 shares (17.4%) of
                                                 Common Stock, subject to the Issuer's right of first refusal through July 8, 2000, and 260,000 shares (3.6%) of Common
                                                 Stock plus options to acquire 2,966 shares of Common Stock

                           ---------------------------------------------------------------------------------------------------------
            PERSON                     10        SHARED DISPOSITIVE POWER

             WITH
------------------------------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,236,337 shares of Series B Preferred Stock and 262,966
                  shares of Common Stock

------------------------------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                         [ ]

------------------------------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% of the
                  outstanding Series B Preferred Stock and 20.3% of Common
                  Stock, assuming conversion of all Series B Preferred Stock and the exercise of all options

------------------------------------------------------------------------------------------------------------------------------------
       14         TYPE OF REPORTING PERSON* IN

------------------------------------------------------------------------------------------------------------------------------------

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D


INTRODUCTION
------------

                  The ownership of 20,000 shares of Series A Seven Percent (7%) Cumulative Convertible Preferred Stock of American Precision Industries Inc. and a $5,000,000 Exchangeable Promissory Note which were exchangeable into 1,236,337 shares of Series B Seven Percent (7%) Cumulative Convertible Preferred Stock was reported by Inter Scan Holding Ltd. ("Inter Scan") and Holger Hjelm (collectively, the "Reporting Persons") in a Schedule 13D filed with the Securities and Exchange Commission ("SEC") on July 16, 1997, as amended by Amendment No. 1 filed with the SEC on July 17, 1997, Amendment No. 2 filed with the SEC on November 24, 1997, and Amendment No. 3 filed with the SEC on March 13, 1998.

                  The cover pages of the Reporting Persons are hereby amended to report the purchase by Inter Scan of 260,000 shares of Common Stock on September 2, 1999 and to read as set forth in this Amendment No. 4. Items 1, 3, and 5 are hereby amended as set forth in this Amendment No. 4. All other items remain unchanged, and are incorporated herein by reference.


ITEM 1.           SECURITY AND ISSUER.
                  --------------------

                  This Schedule 13D, as hereby amended, relates to the Common Stock, $.66 2/3 par value, ("Common Stock") and to the Series B Seven Percent (7%) Cumulative Convertible Preferred Stock ("Preferred Stock") of American Precision Industries Inc. (the "Issuer"), 2777 Walden Avenue, Buffalo, New York 14225.

                  The Preferred Stock is convertible into Common Stock of the Issuer.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
                  --------------------------------------------------

[Item 3 is hereby amended to add the following:]

                  Inter Scan used (U.S.) $ 2,483,000 to purchase the shares of Common Stock reported in Item 5(c) below. These funds were obtained under Inter Scan's current bank line of credit with HSBC Bank USA.

ITEM 5.           INTEREST IN SECURITIES OF ISSUER.
                  ---------------------------------

[Item 5 is hereby amended to add the following:]

                  (a) As of the date of this Amendment No. 4, Inter Scan beneficially owns 260,000 shares of Common Stock (3.6% of the presently outstanding shares of Common Stock and 2.9% of the outstanding shares of Common Stock assuming conversion of all shares of Preferred Stock) and 1,236,337 shares of Preferred Stock, which


                                   Page 4 of 6

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                           represents 100% of the issued and outstanding shares
                           of Preferred Stock. The Preferred Stock is convertible into 1,538,603 shares of Common Stock, which represents 17.4% of Issuer's outstanding Common Stock assuming conversion of all shares of Preferred Stock.

                           In addition to his beneficial interest in the shares of Common Stock and Preferred Stock owned by Inter Scan, Holger Hjelm has beneficial interest in 2,966 shares of Common Stock which are issuable under stock options granted to Directors of the Issuer which are presently exercisable or exercisable within the next 60 days. Those options were granted in lieu of cash for attendance at meetings of Directors and quarterly cash Director retainer fees.

                  (b) The 1,236,337 shares of Preferred Stock and the 1,538,603 shares of Common Stock issuable upon conversion of the Preferred Stock (collectively, "Company Securities") which are owned by Inter Scan are subject to a Shareholder Agreement between the Issuer and Inter Scan dated July 8, 1997 ("Shareholder Agreement") that imposes certain restrictions upon Inter Scan's voting and sale of Company Securities through July 8, 2000. Other than the restrictions imposed by the Shareholder Agreement on Company Securities owned by Inter Scan, Inter Scan has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition with respect to the 260,000 shares of Common Stock and the 1,236,337 shares of Preferred Stock that are currently owned by Inter Scan, and the 1,538,603 shares of Common Stock issuable upon conversion of the Preferred Stock.

                           Mr. Hjelm has sole power to vote and to dispose of the 2,966 shares of Common Stock issuable to him under stock options granted to Directors of the Issuer.

                  (c) Inter Scan purchased 260,000 shares of Common Stock on September 2, 1999 in open market transactions at a price of $9.50 per share plus commissions of $.05 per share.

                                    SIGNATURE
                                    ---------


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED: September 7, 1999


                                     Inter Scan Holding Ltd. and
                                     Holger Hjelm


                                     By: /s/ James J. Tanous
                                         ---------------------------------------
                                         James J. Tanous, as attorney-in-fact*


*        Pursuant to Powers of Attorney from
         Inter Scan Holding Ltd. dated July 11,
         1997 and from Holger Hjelm dated
         July 13, 1997, copies of which were filed with the SEC with Amendment No. 3 to this Schedule 13D on March 23, 1998, and which are hereby incorporated by reference.





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